SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            First Medical Group, Inc.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   52481610 5
                                   ----------
                                 (CUSIP Number)



                                 Stephen Collier
                      Generale de Sante International, Ltd.
                               210 Euston Road
                             London NW1 2DA, England
                         Telephone: 011-44-171-419-6021
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                Paul S. Schreiber
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  July 10, 1997
                                  -------------
             (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.


                           Exhibit Index is at Page 11

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CUSIP No. 52481610 5

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Generale de Sante International, Ltd.
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       (2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)  ------------------------------------------------------------------

|X|    (b)  Generale de Sante International, Ltd. disclaims membership of a
            Group.
            ------------------------------------------------------------------
            ------------------------------------------------------------------


(3)    SEC Use Only
                   -----------------------------------------------------------
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(4)    Source of Funds (See Instructions) WC
                                         -------------------------------------
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(5)    |X|   Check if Disclosure of Legal Proceedings is Required Pursuant to
             Item 2(d) or 2(e).

(6)    Citizenship or Place of Organization England
                                            ----------------------------------
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    Number of                     (7)    Sole Voting Power 73,533,431
      Shares                                               -------------------
   Beneficially                          -------------------------------------
     Owned by                     (8)    Shared Voting Power
       Each                                                  -----------------
     Reporting                           -------------------------------------
      Person                      (9)    Sole Dispositive Power 73,533,431
       With                                                     --------------
                                         -------------------------------------
                                  (10)   Shared Dispositive Power
                                                                  ------------
                                         -------------------------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person 73,533,431
                                                                    ----------
       -----------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)   Percent of Class Represented by Amount in Row (11) 25%
                                                          --------------------
       -----------------------------------------------------------------------


(14)   Type of Reporting Person (See Instructions) CO
                                                   ---------------------------
       -----------------------------------------------------------------------





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Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.001 per share (the "Securities"), of First Medical Group, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 810 Seventh Avenue, New York, New York 10019.

Item 2.  Identity and Background.

         This statement is being filed by Generale de Sante International, Ltd., a company organized under the laws of England (the "Reporting Person").

         The Reporting Person has its principal office at 210 Euston Road, London NW1 2DA, England. The Reporting Person engages in the operation of hospitals.

         The directors and executive officers of the Reporting Person are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

         (i) name;

         (ii) business address (or residence address where indicated);

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (iv) citizenship.

         During the last five years, neither the Reporting Person nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to an agreement and plan of merger (the "Merger Agreement"), First Medical Corporation ("FMC") and Lehigh Management Corporation, a wholly-owned subsidiary of The Lehigh Group Inc. ("Lehigh"), merged on July 9, 1997. Contemporaneous with the merger of FMC into Lehigh Management Corporation (the "Merger") on July 9, 1997, Lehigh changed its name to First Medical Group, Inc. On July 10, 1997 the

Reporting Person purchased 2,717 shares of First Medical Corporation ("FMC"). Of the 2,717 shares purchased, two hundred and fifty (250) shares are currently being held in escrow (the "Escrow Shares") pending the resolution of a disagreement as to the exact number of shares purchased by the Reporting Person. It has been agreed that ownership of the Escrow Shares will vest in the Reporting Person if the parties fail to reach an agreement. Accordingly, the Reporting Person has beneficial ownership of the Escrow Shares.

         Pursuant to the Merger Agreement, the 2,717 FMC shares purchased by the Reporting Person on July 10, 1997 will be exchanged for 3,063,893 shares of Common Stock of the Issuer and 281,878 shares of Preferred Stock of the Issuer. The Reporting Person intends to convert the Preferred Stock of the Issuer into 70,469,538 shares of Common Stock of the Issuer immediately. As a result, after its purchases on July 10, 1997 and the conversion of the Preferred Stock of the Issuer, the Reporting Person will beneficially own 73,533,431 shares of Common Stock of the Issuer.

         The aggregate purchase price of the Securities was $4 million. The Reporting Person obtained these funds from its working capital.

Item 4.  Purpose of Transaction.

         On June 11, 1996, the Reporting Person and FMC entered into a stock subscription agreement (the "Subscription Agreement") pursuant to which the Reporting Person became obligated to purchase for approximately $4 million a certain percentage of FMC Preferred Stock and Common Stock upon the closing of a transaction in which FMC became a public company. Following the closing of the Merger between FMC and Lehigh on July 9, 1997, the Reporting Person purchased on July 10, 1997 the required amount of stock for $4 million and on the same day converted all FMC Preferred Stock into FMC Common Stock. Pursuant to the Merger Agreement, the FMC stock purchased by the Reporting Person on July 10, 1997 will be exchanged for Common Stock of the Issuer and Preferred Stock of the Issuer. The Reporting Person intends to convert the Preferred Stock of the Issuer into Common Stock of the Issuer.

         The Reporting Person has acquired the Securities for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

         The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the

Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Securities currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

         Except as set forth herein, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         As a result of its purchase of the Securities, the Reporting Person is the beneficial owner of 73,533,431 shares of Common Stock of the Issuer, representing approximately 25% of the currently outstanding shares of Common Stock. The Reporting Person maintains the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. No executive officer, director, controlling person or any executive officer or director of any corporation or other person ultimately in control of the Reporting Person beneficially owns any shares of the Issuer.

         Except as described herein, no transaction in the Common Stock of the Issuer has been effected within the last sixty days by any person mentioned in the above paragraph and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to a letter from the Chairman of FMC to the Reporting Person dated July 9, 1997, the terms of the Subscription Agreement entered into with respect to the FMC stock remain in force with respect to the Issuer stock owned by the Reporting Person. The Subscription Agreement provides that an Executive Committee of the Issuer consisting of the Issuer's Chairman of the Board, the Issuer's Chief Executive Officer and a designee of the Reporting Person shall exist and that the Executive Committee must unanimously approve all capital business investments which are not normal capital expenditures. The Reporting

Person also has the right to designate three members of the Issuer's Board of Directors and the right to appoint a Deputy Chief Financial Officer to be employed by the Issuer. Thus far the Reporting Person has designated one member of the Issuer's Board of Directors.

         At any time prior to the fifth anniversary of the closing of the Merger, the Reporting Person has the option pursuant to the Subscription Agreement to acquire from the Issuer that number of shares that, together with the shares of Common Stock already held by the Reporting Person, equals 51% of the issued and outstanding Common Stock of the Issuer. The price of such shares of Common Stock will be 110% of the average 30-day trailing market price of the Common Stock.


Item 7.  Material to Be Filed as Exhibits.

         The exhibits filed with this Schedule are set forth in the Exhibit
Index.

                                    Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


 July 21, 1997                      GENERALE DE SANTE INTERNATIONAL, LTD.

                                    By:
                                        --------------------------------
                                        Name:
                                        Title:

                                   Schedule I


                  The name and present principal occupation of each of the executive officers and directors of the Reporting Person are set forth below. Unless otherwise noted, each of these persons have as their business address 210 Euston Road, London NW1 2DA, England.

                                                        Principal    Country of
     Name          Position with Reporting Person      Occupation    Citizenship
     ----          ------------------------------      ----------    -----------

Daniel Bour        Director                            Healthcare     France
Daniel Caille      Director                            Healthcare     France

                                  EXHIBIT INDEX


        Exhibit No.                      Description                    Page No.
        -----------                      -----------                    --------
            99                     Subscription Agreement                  12